VF 4-28-05



05042670

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| SEC FILE NUMBER |
|---|
| 8- 44401 |



**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Prebon Financial Products Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Hudson Street
(No. and Street)

Jersey City (City) New Jersey (State) 07302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul A. Valenti (201) 557-5204
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York, (City) New York (State) 10281-1414 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02).

4/18

PREBON FINANCIAL PRODUCTS INC.
(S.E.C. I.D. No. 8- 44401)

# CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
# AND
# INDEPENDENT AUDITORS' REPORT
# AND
# SUPPLEMENTAL REPORT ON INTERNAL CONTROL

*********

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.



**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com


RECD S.E.C.
MAR 3 1 2005
1086

## INDEPENDENT AUDITORS' REPORT

To the Directors and Stockholder of
Prebon Financial Products Inc.:

We have audited the accompanying consolidated statement of financial condition of Prebon Financial Products Inc., (the "Company") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statement presents fairly, in all material respects, the financial position of Prebon Financial Products Inc. at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 28, 2005

# PREBON FINANCIAL PRODUCTS INC.

## CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
## AS AT DECEMBER 31, 2004

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 5,931,636 |
| Cash segregated under federal regulations | 6,146 |
| Receivables from brokers, dealers & financial institutions | 6,065,616 |
| Receivable from parent and affiliate | 1,018,709 |
| Deferred taxes | 358,281 |
| Other receivables | 293,755 |
| TOTAL | $ 13,674,143 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Accrued compensation and other accrued expenses | $ 3,579,192 |
| State income taxes payable | 961,113 |
| Payables to brokers, dealers & financial institutions | 41,648 |
| Total liabilities | 4,581,953 |
| STOCKHOLDER'S EQUITY | |
| Common stock, $1 par value, 1,000 shares authorized, 1 share issued and outstanding | 1 |
| Additional paid-in capital | 2,377,161 |
| Retained earnings | 6,715,028 |
| Total stockholder's equity | 9,092,190 |
| TOTAL | $ 13,674,143 |

See notes to consolidated statement of financial condition.

# PREBON FINANCIAL PRODUCTS INC.

## NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2004

### 1. ORGANIZATION AND OPERATIONS

Prebon Financial Products Inc. (the "Company") is a wholly owned subsidiary of Prebon Yamane (USA) Inc. ("PY (USA)" or the "Parent"). For the majority of the period the Company was an indirect wholly owned subsidiary of FPG Holdings Limited ("Prebon"), a United Kingdom company which is engaged principally in worldwide brokerage of financial products. The ultimate US parent company for the majority of the period was Fulton Prebon Administrative Services Inc. ("FPAS").

On October 13, 2004 Prebon was acquired by Collins Stewart Tullett plc ("CST"), a diversified UK financial services group. This acquisition valued the ordinary share capital of Prebon at £69.5 million and placed an Enterprise Value on Prebon of approximately £125.3 million including debt and other obligations which CST either assumed or repaid.

As a result of the acquisition by CST the Company's year-end was changed from March 31 to December 31. This consolidated statement of financial condition is therefore as of December 31, 2004.

On December 31, 2004 FPAS was included in a "tax-free" group-wide reorganization which resulted in the Company's ultimate US parent company changing from FPAS to Collins Stewart Tullett Holdings Inc.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company acts principally as agent, on a give-up basis, in the placement of equity index and other unlisted options among banks, corporations and other financial institutions. The Company's wholly owned subsidiary, Prebon Energy, Inc. ("Prebon Energy") acts principally as an agent in the placement of energy products and related derivative transactions between energy producers, marketers, financial institutions and end users.

The Parent, the Company and Prebon Energy have agreed that if the stockholder's equity of Prebon Energy is less than zero, the Parent will provide the necessary cash and/or contribute the necessary capital to Prebon Energy for Prebon Energy to fulfill its obligations and that the Parent will not charge the Company or Prebon Energy for such amounts.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of preparation and use of estimates***—The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

***Basis of Consolidation***—The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Prebon Energy. All material intercompany balances and transactions have been eliminated.

***Revenue recognition***—The Company earns commission revenue on trades by acting as an agent on behalf of others. In addition the Company may also earn commission revenue for acting as agent and principal on trades executed on a matched basis between undisclosed counterparties. Commission revenue and related expenses are recorded on a trade date basis.

***Securities transactions***—Securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities that have not reached their contractual settlement date are recorded net on the statement of financial condition and are included in receivables from and payables to brokers, dealers and financial institutions.

***Income Taxes***—The Company and its immediate U.S. Parent have an informal tax sharing agreement whereby Federal income taxes for the Company are determined on the basis of its separate taxable income. The Company reflects an intercompany receivable/payable for Federal income tax amounts due from/to the Parent. The Company is included in the consolidated Federal income tax return of its immediate U.S. Parent and files its own New Jersey state tax return.

***Estimated Fair Value of Financial Instruments***—Statement of Financial Accounting Standards No. 107, *Disclosure about Fair Value of Financial Instruments*, requires the disclosure of the fair value of financial instruments including assets and liabilities recognized and not recognized in the consolidated statement of financial condition.

Management estimates that the fair values of financial instruments recognized in the consolidated statement of financial condition approximates their carrying value, as such financial instruments are either reported at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

## 3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes short-term investments of $5,669,451 and other cash balances of $262,185. Short-term investments consist of two money market funds held with two major financial institutions. These investments are carried at cost plus accrued interest, which approximates market value.

## 4. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND FINANCIAL INSTITUTIONS

Amounts receivable from and payable to brokers, dealers and financial institutions are comprised of the following:

| | Receivable | Payable |
|---|---|---|
| Commissions | $ 5,819,720 | $ - |
| Deposits with clearing brokers | 203,838 | - |
| Other | 42,058 | 41,648 |
| | $ 6,065,616 | $ 41,648 |

## 5. RELATED PARTY TRANSACTIONS

The Company reimburses the Parent for employee compensation and benefit costs paid by the Parent on the Company's behalf. The Parent makes disbursements on behalf of the Company for general and administrative expenses, such as rent, accounting and other administrative services, for which the Company reimburses the Parent through a service charge.

During the normal course of operations, the Company advances funds to its Parent. At December 31, 2004, the Company had a net receivable of $930,584 relating to such advances, administrative charges and a contribution. The company also had a receivable from an affiliated company of $88,125. Such receivables are non-interest bearing.

Management determined that $1,500,000 of advances to the Parent were not likely to be repaid. Accordingly, $1,500,000 were characterized as a deemed dividend, reflected in the consolidated statement of changes in stockholder's equity as a dividend distribution. The balance receivable from Parent at December 31, 2004 is anticipated to be paid in the near future through services provided by the Parent.

## 6. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both of which are defined terms, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $5,138,876 which exceeded the minimum net capital requirement by $5,004,454 and the Company's ratio of aggregate indebtedness to net capital was 0.39 to 1.

Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

## 7. INCOME TAXES

Deferred tax assets arise from temporary differences between financial statement and taxable income. The Company's temporary differences are due to accrued bonuses. No valuation allowance has been established since, based upon available evidence, it appears more likely than not that the deferred tax assets will be realized.

At December 31, 2004, the Company had a Federal income tax payable to the Parent of $2,551,126 and a deferred tax asset receivable from the Parent of $1,292,397. The Federal portion of the deferred tax asset receivable is included in the Receivable from Parent line item in the Statement of Financial Condition.

## 8. EMPLOYEE BENEFIT PLAN

The Parent maintains 401(k) profit-sharing plan (the "Plan") covering substantially all of the employees of the Company. The Company's contributions to the Plan are based upon a percentage of employees' contributions.

## 9. CONSOLIDATED SUBSIDIARY

The Company's consolidated subsidiary has total assets of $2,565,620 and total liabilities and stockholder's equity of $2,565,620. The Company's subsidiary is not a "guaranteed subsidiary" for regulatory purposes. As a result, the subsidiary's assets and liabilities are not included in the Company's net capital computation.

## 10. CONTINGENCIES AND COMMITMENTS

***Litigation*** - In the normal course of business, the Company may be subject to litigation. As of December 31, 2004, there were no pending legal actions against the company.

***Guarantees*** - In the normal course of business, the Company may enter into contracts that contain various guarantees and indemnities including contracts where it executes, as agent, transactions on behalf of customers through a clearing broker on a fully disclosed basis. If the agency transactions brokered by the Company do not settle because of failure to perform by either counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, the Company believes that there is no estimable amount assignable to its obligations pursuant to this right as any such obligation would be based on the future nonperformance by one or more counterparties. Accordingly, at December 31, 2004, the Company has recorded no liabilities with respect to these obligations.

## 11. STOCKHOLDER'S EQUITY

The Company is authorized to issue 1,000 shares of common stock, $1 par value per share, of which 1 share was issued and outstanding at December 31, 2004.

With the exception of regulatory restrictions (see Note 6), there were no restrictions on the Company's ability to pay dividends.

## 12. MARKET AND CREDIT RISK

The Company's brokerage activities include execution of securities transactions on a riskless principal basis, as defined by the NASD, for undisclosed principals. Substantially all transactions settle within the prescribed time frames established under industry practices for each type of security.

The Company may be exposed to off-balance-sheet credit risk from unsettled transactions including fails to deliver/receive. In the event a counterparty is unable to fulfill its purchase or sale transaction, the Company may be then obligated to purchase or sell at market value which may result in a loss if the amount is different from the contract amount of the transaction.

* * * * * *



**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

March 28, 2005

Prebon Financial Products, Inc.
101 Hudson Street
Jersey City, New Jersey 07302

In planning and performing our audit of the consolidated financial statements of Prebon Financial Products Inc. (the "Company") for the year ended December 31, 2004 (on which we issued our report dated March 28, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that degree of compliance with the practices or procedures may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP